SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of the 26th Annual

General Meeting of Shareholders

*	To be presented at the meeting

Notice of the 26th Annual General Meeting of Shareholders

February 5, 2008

To our Shareholders,

Pursuant to Article 18 of the Articles of Incorporation of KT Corporation, KT will hold its 26th Annual General Meeting of Shareholders on February 29, 2008 as described below.

At the Annual General Meeting, five items will be reported, including the business report for the 26th fiscal year, and seven items will be resolved, including the approval of the financial statements.

Shareholders holding KT’s common shares as of December 31, 2007, will be entitled to vote at the Annual General Meeting of Shareholders.

I look forward to your participation.

Joong Soo Nam

President and Chief Executive Officer

•	Date and Time: Friday, February 29, 2008 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Date of Record: December 31, 2007

Matters to be Reported

Business Report for the 26th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 26th annual report is as follows.

KT recorded KRW 11,936 billion in sales, an increase of 0.7% year-on-year. Operating profit and net income decreased to KRW 1,434 billion and KRW 958 billion, respectively, decline of 18.4% and 22.4% year-on-year, respectively. Further details of business performance can be found on pages 15 and 16.

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows.

The remuneration for executive directors is composed of base annual salary, short-term performance-based incentives, and long-term performance-based incentives. The base annual salary of the President is KRW 373 million, Executive Vice President KRW 253 million, Senior Vice President KRW 178 million, and Vice President KRW 151 million. The range of short-term incentive payments is 0%~250% of the base annual salary for the President and 0%~150% for the Executive Vice President, Senior Vice President, and Vice President.

The base annual salary shall be paid on a monthly basis on the salary payment date of the company, at an amount equivalent to one-twelfth of the base annual salary. The short-term performance-based incentives are decided in accordance with each director’s management performance as evaluated by the Evaluation and Compensation Committee (composed of five independent and non-executive directors) and are paid in cash within the Limit on Remuneration of Directors approved by the Annual General Meeting of Shareholders. The payment ratio for short-term performance-incentives is calculated with the following formula: (payment ceiling / 30) x (evaluation score by Evaluation and Compensation Committee – 70).

Long-term performance based incentives are decided in accordance with TSR (Total Shareholder’s Return), and are paid in company shares within the Limit on Remuneration of Directors approved by the Annual General Meeting of Shareholders. Long-term performance-based incentives are calculated by the relative performance of KT’s TSR against KOSPI and TSR of other domestic telecommunication service providers.

•	2007 Annual Compensation of Executive Directors

(unit: thousand KRW)
Name	Title	Year 2007
		Base Salary	Incentive1)	Total
Joong Soo Nam	President and Chief Executive Officer	373,000	1,243,502	1,616,502
Jong Lok Yoon	Executive Vice President	253,000	541,387	794,387
Jeong Soo Suh2)	Executive Vice President	183,040	430,626	613,666
Total				3,024,555

1)	Includes short-term and long-term incentive
2)	Promoted to Executive Vice President on 7 December, 2007

•	Share Ownership of Directors

Name	Title	Number of Shares	Stock Option
Joong Soo Nam	President and Chief Executive Officer	24,981	None
Jong Lok Yoon	Executive Vice President	6,877
Jeong Soo Suh	Executive Vice President	8,413
Jeong Ro Yoon	Independent and Non-Executive Director	2,157
Stuart B. Solomon		817
Do Hwan Kim		2,157
Kon Sik Kim		1,750
Thae Surn Khwarg		1,965
Jong Kyoo Yoon		2,157
Paul C. Yi		889

Report on Share Retirement

Pursuant to Article 189 of the Securities and Exchange Act (Retirement of Shares), report on share retirement is as follows.

KT repurchased 4,425,000 shares of its common stock in two tranches, through the Korea Stock Exchange, and retired them on August 3, 2007 and December 20, 2007, respectively. Total value of retired shares is KRW 196.2 billion.

•	Share Buyback and Cancellation

Purchase Period	Shares Purchased	Amount Purchased ( KRW billion)	Retirement Date	Average Price (KRW)
May 23 ~ Jul. 31	2,058,000	91.4	Aug. 3	44,438
Oct. 11 ~ Dec. 17	2,367,000	104.8	Dec. 20	44,258
	4,425,000	196.2	—	—

Matters Requiring Resolution

Agenda Item No. 1

Election of President

Pursuant to Article 25 (Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of president is requested.

According to KT’s Articles of Incorporation, the President shall be elected by a resolution of the General Meeting of Shareholders based on nomination by the President Candidate Nominating Committee.

According to Article 32 of KT’s Articles of Incorporation, The President Candidate Nominating Committee should consist of all the Independent and Non-Executive Directors, one (1) former President of KT designated by the Board of Directors, and one (1) non-government civilian who is designated as a member by the Board of Outside Directors. The current composition of the President Candidate Nominating Committee is as follows:

Independent and Non-Executive Director	Jeong Ro Yoon, Stuart B. Solomon, Do Hwan Kim, Kon Sik Kim, Thae Surn Khwarg, Jong Kyoo Yoon, Paul C. Yi

Former President	Hae Wook Lee

Civilian Member	Moon Sool Jung (Advisor, Mirae Corporation)

The President Candidate Nominating Committee took the following criteria into consideration to nominate the President Candidate.

1. Knowledge of business management and economics

2. Past business results and the management period

3. Qualification and ability as a chief executive officer; and

4. Professional knowledge and experience in telecommunications

As a result, the President Candidate Nominating Committee nominated Mr. Joong Soo Nam as the President Candidate on December 3, 2007 citing his extensive background in the telecommunication industry, his successful track record as CFO (Chief Financial Officer) of KT, and CEO (Chief Executive Officer) of KT Freetel, as well as his accomplishments as CEO of KT in establishing a solid foundation for KT’s future growth.

Mr. Nam’s biography is as follows.

Joong Soo Nam

•	Date of birth: June 28, 1955

•	Person nominating said candidate: President Candidate Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: February 29, 2008 to the 29th Annual General Meeting of Shareholders (three years)

•	Education

¡	1979: Seoul National University, Korea BA, Business Administration

¡	1986: Duke University, U.S.A. Master of Business Administration

¡	1990: University of Massachusetts, U.S.A. PhD, Business Administration

•	Professional associations

¡ Aug. ‘05 to Present	President & CEO, KT Corp

¡ Jan. ‘03 to Jul. ‘05	President & CEO, KT Freetel Co., Ltd.

¡ Jan. ‘01 to Jan. ‘03	Executive Vice President & CFO, KT

¡ Dec. ‘99 to Dec. ‘00	Vice President, Head of IMT2000 Business Dept.

¡ Jul. ‘98 to Dec. ‘99	Vice President, Head of Chung Buk Regional Telecom Office

¡ Jan. ‘98 to Jul. ‘98	Vice President of Policy, Regulation Business & Co-operation Office

¡ May ‘97 to Jan. ‘98	Vice President of Management Assistant Office

¡ Feb. ‘97 to May ‘97	Managing Director of General Affairs Office

¡ 1995 to 1996	Managing Director of Washington Liaison Office

¡ 1993 to 1995	Managing Director of Management Planning Dept. Corporate Strategy Planning Group

¡ 1992 to 1993	Managing Director of Tariff Service Planning Dept. Corporate Strategy Planning Group

¡ 1991 to 1992	Managing Director of Chun-cheon Telephone Office

¡ 1990 to 1991	Director of Overseas Correspondent Relation Dept. International Telecommunications Business Group

¡ 1983 to 1990	Director of Planning Coordination Dept.

¡ 1982 to 1983	Director of Planning Coordination Dept., Korea Telecom

¡ 1981 to 1982	Secretary of the Minister, Ministry of Communications

•	Other Activities

2007	Chairman, U-Korea Forum

Member of Advisory Committee, Engineer Technology Management Education

2006	Executive Council Member, National Academy of Engineering of Korea

Executive Vice-Chairman, Korea Employers Federation

Representative, Korea Forum of Electronic Government

2005	Chairman, Korea Home-Network Association

Chairman, U-City Forum

Chairman, Korea Telematics Business Association

2004	Adjunct Professor, Yonsei University, Industrial & Information Engineering School

Visiting Professor, Seoul National University, School of Business Management

Visiting Professor, Seoul School of Integrated Sciences and Technologies

Adjunct Professor, Ewha Women’s University, School of Business Management

2003	Chairman, Digital Contents Korea Forum

Vice-Chairman, Korea Home Network Industries Association

2001	Vice-Chairman, Intelligent Transport Society of Korea

Vice-Chairman, Korea Radio Promotion Association

Vice-Chairman, Korea Association of Information & Telecommunication

Executive Committee Member, Korea Telecommunications Operators Association

Agenda Item No. 2

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 26th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 26th fiscal year is requested.

BALANCE SHEET

December 31, 2007 and 2006

(Unit: 100 million KRW)

Description	2007	2006
	Amount	Amount
Current Assets	33,104	32,392
- Quick Assets	31,883	31,462
- Inventories	1,221	930
Non-current Assets	146,397	147,232
- Investments	34,915	36,611
- Tangible Assets	104,487	103,981
- Intangible Assets	4,397	4,708
- Other Non-current Assets	2,598	1,932
Total Assets	179,501	179,624
Current Liabilities	29,913	32,703
Long-term Liabilities	60,660	61,430
Total Liabilities	90,573	94,133
Capital Stock	15,610	15,610
Capital Surplus	14,408	14,409
Capital Adjustment	-38,158	-38,177
Accumulated Other Comprehensive Income	78	110
Retained Earnings	96,990	93,539
Total Stockholders’ Equity	88,928	85,491
Total Liabilities and Stockholders’ Equity	179,501	179,624

INCOME STATEMENT

For the Years Ended December 31, 2007 and 2006

(Unit: 100 million KRW)

Description	2007	2006
	Amount	Amount
Operating Income	119,364	118,561
- Telephone	41,847	42,926
- Internet	25,086	24,328
- LM	15,972	17,371
- Wireless	15,114	13,753
- Data	16,279	16,151
- Others	5,066	4,032
Operating Expenses	105,027	100,998
- Depreciation	21,327	21,184
- Salaries and Provisions for Retirement and Severance Payment	26,348	25,476
- Cost of Service	19,379	18,132
- Other expenses	15,324	15,565
- Cost of Goods Sold	6,252	6,194
- Sales and Administrative Cost	9,425	7,806
- Commissions	6,972	6,641
Operating Profit	14,337	17,563
Non-operating Income	4,156	4,868
Non-operating Expenses	5,989	6,686
Net Income before Income Taxes	12,504	15,745
Income Tax Expenses	2,928	3,410
Net Income for the Year	9,576	12,335

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Years Ended December 31, 2007 and 2006

(Unit: 100 million KRW)

Description	2007	2006
	Amount	Amount
I. Retained Earnings before Appropriations	39,172	35,721
- Unappropriated Retained Earnings Carried over from Prior Years	31,559	25,523
- Interim Dividend	0	0
- Share Retirement	-1,963	-2,137
- Net Income	9,576	12,335
II. Transfer from Voluntary Reserves	1,367	0
- Reserve for R&D Human Resource Development	1,367	0
III. Appropriation of Retained Earnings	4,074	4,162
- Amortization of loss from sale of Treasury Shares	0	0
- Dividends(Cash Dividends)	4,074	4,162
(Current year: 2,000 KRW; Prior year: 2,000 KRW)
IV. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I+II-III)	36,465	31,559

Agenda Item No. 3

Election of Independent and Non-Executive Director for Audit Committee

Pursuant to the Article 415-2 of Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act (Audit Committee), election of the members of the audit committee is requested.

KT’s Audit Committee consists of three or more independent and non-executive directors.

At the 26th Annual General Meeting of Shareholders, one new member of the Audit Committee will be elected.

KT’s Independent and Non-Executive Director Nominating Committee recommended Gyu Taeg Oh to be introduced as a new member of the Audit Committee. Biography of the candidate is as follows:

<Agenda Item No. 3> Gyu Taeg Oh

•	Date of birth: February 20, 1959

•	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: February 29, 2008 to the 29th Annual General Meeting of Shareholders (three years)

•	Present occupation: President of Korea Fixed Income Research Institute

•	Education

¡	1991: PhD, Yale University, Department of Economics

¡	1990: M.Phil, Yale University, Department of Economics

¡	1983: MA, Korean Advanced Inst. of Science & Technology

¡	1981: BA, Seoul National University, Korea

•	Professional associations

¡ 1995 - Present	Associate Professor Department of Management, College of Business Administration Chung-Ang University

¡ 1991 -1995	Associate Professor Finance Department, College of Business Administration University of Iowa

¡ 1991	Expert Consultant at Kidder Peabody Research

¡ 1989 -1991	Teaching Assistant, Department of Economics, Yale University

¡ 1983 -1986	CPA, Management Advisory Service Division, Deloitte Huskins and Sells International

•	Awards

¡ 1992, 1993	Old Gold Fellowship, University of Iowa

¡ 1992	College Summer Grant. University of Iowa

¡ 1990	Alfred P. Sloan Doctoral Dissertation Fellowship

¡ 1980	Carl Arvid Anderson Fellowship, Cowles Foundation, Yale University

¡ 1986 - 1990	University Fellowship, Yale University

Agenda Item No. 4

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25 (Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 26th Annual General Meeting of Shareholders, two standing directors (executive directors) and two independent and non-executive directors shall be elected. The President nominated two standing director candidates with the consent of the Board of Directors, and the Independent and Non-Executive Director Nominating Committee has recommended two independent and non-executive director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 4-1> Jong Lok Yoon

•	Date of birth: December 17, 1957

•	Person nominating said candidate: President (with the consent of board of directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: February 29, 2008 to the 27th Annual General Meeting of Shareholders (one year)

•	Present occupation: Executive Vice President, Head of Growing Business Group, KT

•	Education

¡ 2003: Advanced Management Program, Seoul National University

¡ 1996: Diploma in Telecommunications, Michigan, USA

¡ 1992: MS in Electronics Engineering, Yonsei Graduate School of Industry

¡ 1980: BS in Air Telecommunication Engineering, Hankuk Aviation University

•	Professional associations

¡ 2006 -	Executive Vice President, Head of Growing Business Group

¡ 2005 - 2006	Executive Vice President, Head of R&D Group

¡ 2003 - 2005	Executive Vice President, New Business Planning Group, KT Corp.

¡ 2003	Executive Vice President, Marketing Group, KT Corp.

¡ 2001 - 2003	Senior Vice President, e-Biz Group, KT Corp.

¡ 1998 - 2001	President, Korea Telecom America Inc.

¡ 1998 - 1998	Vice President, Network Strategy Team, Network Planning & Coordination Group, Korea Telecom

¡ 1996 - 1998	Managing Director, Network Planning Team, Network Planning & Coordination Group, Korea Telecom

¡ 1993 - 1995	Managing Director, Secretariat, Korea Telecom

¡ 1993 - 1993	Managing Director, Choongjoo Telephone Office, Korea Telecom

¡ 1980	Joined KT

<Agenda Item No. 4-2> Jeong Soo Suh

•	Date of birth: January 10, 1958

•	Person nominating said candidate: President (with the consent of Board of Directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: February 29, 2008 to the 27th Annual General Meeting of Shareholders (one year)

•	Present occupation: Executive Vice President, Head of Corporate Strategy Group, KT

•	Education

¡ 1988: MBA, Yonsei University

¡ 1984: BA, Business Administration, Sungkyunkwan University

•	Professional associations

¡ 2007 - Present	Executive Vice President, Corporate Strategy Group

¡ 2005 - 2007	Senior Vice President, Corporate Strategy Group

¡ 2004 - 2005	Senior Vice President, Planning and Coordination Office

¡ 2003 - 2004	Finance Management Office (Chief Financial Officer)

¡ 2002 - 2003	Head of Privatization Office

¡ 2002	Head of Global Business Office

¡ 2001 - 2002	Head of Strategic Alliance Team, Privatization Office

¡ 1983	Joined KT

<Agenda Item No. 4-3> Choong Soo Kim

•	Date of birth: June 6, 1947

•	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: February 29, 2008 to the 29th Annual General Meeting of Shareholders (three years)

•	Present occupation: President of Hallym University

•	Education

¡ 1979: PhD, Economics, University of Pennsylvania

¡ 1973: BA Economics, Seoul National University

•	Professional associations

¡ 2007 - Present	President, Hallym University

¡ 1998 - 2007	Professor, Graduate School of International Studies, Kyung Hee University

¡ 2002 - 2005	President, Korea Development Institute and Dean of KDI Graduate School of International Policy

¡ 1998 - 2000	Dean, Pan-Pacific International Studies, Kyung Hee University

¡ 1997 - 1998	President, Korea Institute of Public Finance

¡ 1997 - 1997	Special Adviser to the Minister of Finance and Economy

¡ 1995 - 1997	Head of OECD Preparation Office (Korea Embassy in France)

¡ 1993 - 1995	President’s Economic Advisor

¡ 1991 - 1993	Head of KDI National Economy Education Research Center

<Agenda Item No. 4-4> Jeong Suk Koh

•	Date of birth: May 22, 1957

•	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: February 29, 2007 to the 29th Annual General Meeting of Shareholders (three years)

•	Present occupation: President, Ilshin Investment Co., Ltd.

•	Education

¡	1989: Ph. D, Management, Sloan School of Management, MIT

¡	1982: MS, Management, Korea Advanced Inst. of Science and Technology

¡	1980: BA, Business Administration, Seoul National University

•	Professional associations

¡ 1991 - Present	President, Ilshin Investment Co., Ltd

¡ 1989 - 1991	Consultant, McKinsey & Co.

¡ 1983 - 1989	Teaching Assistant, Sloan School of Management Massachusetts Institute of Technology

¡ 1982 - 1983	Staff, Long-range Planning Department Ilshin Spinning Co., Ltd.

•	Comparison of BOD Composition

Before AGM	After AGM
• Standing Directors(Executive Directors)
Joong Soo Nam(President)	Joong Soo Nam(President, re-elected)
Jong Lok Yoon	Jong Lok Yoon(re-elected)
Jeong Soo Suh	Jeong Soo Suh(re-elected)

• Independent and Non-Executive Directors
Do Hwan Kim*	Do Hwan Kim*
Jong Kyoo Yoon*	Jong Kyoo Yoon*
Jeong Ro Yoon*	Jeong Ro Yoon*
Kon Sik Kim*	Kon Sik Kim*
Paul C. Yi	Paul C. Yi
Stuart B. Solomon	Jeong Suk Koh
Thae Surn Khwarg	Choong Soo Kim
Gyu Taeg Oh*

*	Members of Audit Committee
**	Kook Hyun Moon resigned on August 23, 2007.

•	Biographies of Current Directors

•	Standing Directors(Executive Directors)

Joong Soo Nam

Date of Birth	June 28, 1955
Current Position	President and Chief Executive Officer

Professional History - President & CEO, KT Corporation - President & CEO, KT Freetel Co., Ltd. - Executive Vice President & CFO, Finance & Accounting Office, KT

Jong Lok Yoon

Date of Birth	December 17, 1957
Current Position	Head of Growing Business Group

Professional History - Senior Executive Vice President/R&D Group - Executive Vice President, New Business Planning Group, KT Corp. - Executive Vice President, Marketing Group, KT Corp.

Jeong Soo Suh

Date of Birth	January 10, 1958
Current Position	Head of Corporate Strategy Group

Professional History - Senior Vice President, Planning and Coordination Office - Finance Management Office (Chief Financial Officer) - Head of Privatization Office

•	Independent and Non-Executive Directors

Jeong Ro Yoon

Date of Birth	July 21, 1954
Current Position	Chairperson of Board of Directors, Professor, Korea Advanced Institute of Science and Technology
Percentage of BOD Meeting Attendance	100%

Professional History

-     Dean of School of Humanities and Social Sciences, KAIST

-     Visiting Scholar, Program in Science, Technology, and Society, MIT

-     Foreign Research Fellow, Institute of Social Science, Tokyo University

Paul C. Yi

Date of Birth	May 30, 1967
Current Position	President & Region Manager Coca Cola Company Korea
Percentage of BOD Meeting Attendance	93%

Professional History - Chief Executive Officer Nongshim Kellogg Co. - Head of Hershey Foods Corporation Korea

Stuart B. Solomon

Date of Birth	July 17, 1949
Current Position	Chief Executive Officer of MetLife Insurance Korea
Percentage of BOD Meeting Attendance	91%

Professional History - Governor of AMCHAM Korea - Executive Managing Director of MetLife, Korea with direct responsibility for Asset Management - Director of Investments, MetLife, Korea

Do Hwan Kim

Date of Birth	May 27, 1959
Current Position	Professor, Sejong University
Percentage of BOD Meeting Attendance	100%

Professional History

-     Advisor, Korea IT Industry Promotion Agency

-     Member of Examination and Evaluation Committee, Ministry of Information and Communication

-     Member of Public Funds Management Evaluation Body, Ministry of Planning and Budget

Kon Sik Kim

Date of Birth	January 10, 1955
Current Position	Professor, Seoul National University
Percentage of BOD Meeting Attendance	91%

Professional History - Director, Center for Financial Law, Seoul National University - Instructor, Duke Law School - Visiting Professor, Harvard Law School

Thae Surn Khwarg

Date of Birth	November 27, 1958
Current Position	Chief Executive Officer of SEI Asset Korea
Percentage of BOD Meeting Attendance	98%

Professional History - Asset Korea & Asset Universal(Hong Kong) - Baring Securities - Coudert Brothers(New York & Hong Kong)

Jong Kyoo Yoon

Date of Birth	October 13, 1955
Current Position	Senior Counsel of Kim & Chang
Percentage of BOD Meeting Attendance	100%

Professional History

-     Kookmin Bank, Senior Executive Vice President & Head of Retail Banking Group

-     Visiting Professor , Sungkyunkwan University

-     Commissioner and Director, Bank International Indonesia

•	Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Executive Directors	Joong Soo Nam	Aug. 2005		AGM 2008
	Jong Lok Yoon	Mar. 2006	Mar. 2007
	Jeong Soo Suh	Mar. 2005

Independent Non-Executive Directors	Stuart B. Solomon	Aug. 2002	Mar. 2005	AGM 2008
	Thae Surn Khwarg	Mar. 2005
	Do Hwan Kim	Mar. 2003	Mar. 2006	AGM 2009
	Jong Kyoo Yoon	Mar. 2006
	Jeong Ro Yoon	Mar. 2004	Mar. 2007	AGM 2010
	Kon Sik Kim	Mar. 2004	Mar. 2007
	Paul C. Yi	Mar. 2007

•	Composition within Board of Directors

Name	Audit	NED Nom.*	Eval.&Com**	Executive	Related Trans.***
• Executive Directors
Joong Soo Nam (President)				•
Jong Lok Yoon				•
Jeong Soo Suh		•		•

• Independent and Non-Executive Directors
Paul C. Yi		•			•
Stuart B. Solomon			•		•
Thae Surn Khwarg			•		•
Do Hwan Kim	•	•	•
Jong Kyoo Yoon	•	•	•
Kon Sik Kim	•	•			•
Jeong Ro Yoon	•	•	•

*	Independent and Non-Executive Director Nominating Committee
**	Evaluation & Compensation Committee, *** Related Transaction Committee
•	Chairperson

•	Activities of Independent and Non-Executive Directors within BOD

Meeting Number	Meeting Date	Agenda	Independent and Non-Executive Directors
			Jeong Ro Yoon	Sung Deuk Park	Kook Hyun Moon	Stuart B. Solomon	Do Hwan Kim	Jong Kyoo Yoon	Kon Sik Kim	Thae Surn Khwarg
			Attendance 100%	Attendance 100%	Attendance 71%	Attendance 91%	Attendance 100%	Attendance 100%	Attendance 91%	Attendance 98%
Voting Result
1	Jan.8	1) Appointment of Chairman and members of Independent and Non-Executive Directors Nominating Committee	For	For	For	For	For	For	absent	For
2	Jan.25	2) Financial Statements for 25th Fiscal Year	For	For	absent	absent	For	For	absent	For
		3) Business Report for 25th Fiscal Year	For	For	absent	absent	For	For	absent	For
		4) Financial Plan for 2007	For	For	absent	absent	For	For	absent	For
3	Feb.6	5) Partial Amendment of KT Articles of Incorporation for 2007 AGM	For	For	For	For	For	For	For	For
		6) Nomination of Member for Audit Committee	For	For	For	For	For	For	For	For
		7) Approval of Nomination of Standing Director	For	For	For	For	For	For	For	For
		8) Standards and Method of Payment on Remuneration of Directors	For	For	For	For	For	For	For	For
		9) Limit on Remuneration of Directors for 2007	For	For	For	For	For	For	For	For
		10) Notice of Annual General Meeting of Shareholders for 25th Fiscal Year	For	For	For	For	For	For	For	For
		11) Financial Statements for 25th Fiscal Year	For	For	For	For	For	For	For	For
		12) Business Report for 25th Fiscal Year	For	For	For	For	For	For	For	For
		13) Assessment Report on management of Internal control Over Financial Reporting for 2006 Fiscal Year	For	For	For	For	For	For	For	For
		14) Assessment Report on Effectiveness of Audit Committee	For	For	For	For	For	For	For	For
		15) Assessment Report by the Audit Committee on management of Internal control Over Financial Reporting for 2006 Fiscal Year	For	For	For	For	For	For	For	For
4	Feb.22	16) Extension of Trust Contract for Acquisition of Treasury Shares	For	For	absent	For	For	For	For	For
		17) Approval of IT Hosting service providing contract with MetLife Incorporation Korea	For	For	absent	For	For	For	For	For
		18) Approval of Limit on the Aggregate Transactions with KTF for 2007	For	For	absent	For	For	For	For	For

•	Appointed through AGM on March 16, 2007(Jeong Ro Yoon, Kon Sik Kim, Paul C. Yi)

Meeting Number	Meeting Date	Agenda	Independent and Non-Executive Directors
			Jeong Ro Yoon	Kook Hyun Moon	Stuart B. Solomon	Do Hwan Kim	Jong Kyoo Yoon	Kon Sik Kim	Thae Surn Khwarg	Paul C. Yi
			Attendance 100%	Attendance 71%	Attendance 91%	Attendance 100%	Attendance 100%	Attendance 91%	Attendance 98%	Attendance 93%
Voting Result
5	Mar.29	19) Appointment of Chairperson for the Board of Directors and Committee Member	For	For	For	For	For	For	For	For
		20) Enactment of Corporate Governance Charter	For	For	For	For	For	For	For	For
		21) Disposal of Treasury Shares for Long-term Incentive Payment	For	For	For	For	For	For	For	For
		22) Grant of Long-term Incentive Payment	For	For	For	For	For	For	For	For
6	Apr. 26	23) Financial Statements of 1st Quarter 2007 Fiscal Year	For	absent	For	For	For	For	For	For
7	May 16	24) Shareholder’s value enhancement plan	For	absent	absent	For	For	For	absent	For
8	Jul. 26	25) Approval of agreement between Skylife’s shareholders in relation to the enticement of foreign investment	For	For	For	For	For	For	For	For
		26) Promotion of “Project K”	For	For	For	For	For	For	For	For
		27) Assessment Report on management of Internal control Over Financial Reporting for 2007 Fiscal Year	For	For	For	For	For	For	For	For
		28) Financial Statements of First Half 2007 Fiscal Year	For	For	For	For	For	For	For	For

•	Kook Hyun Moon resigned from Independent and Non-Executive Director on August 23, 2007

Meeting Number	Meeting Date	Agenda	Independent and Non-Executive Directors
			Jeong Ro Yoon	Stuart B. Solomon	Do Hwan Kim	Jong Kyoo Yoon	Kon Sik Kim	Thae Surn Khwarg	Paul C. Yi	Remarks
			Attendance 100%	Attendance 91%	Attendance 100%	Attendance 100%	Attendance 91%	Attendance 98%	Attendance 93%
Voting Result
9	Sep. 20	29) Appointment of Member of Related Transactions Committee	For	For	For	For	For	For	For
		30) Shareholder’s value enhancement plan	For	For	For	For	For	For	For
		31) Contribution for pool of contents investment fund	Against	Against	Against	Against	Against	Against	Against	Overall and systematic review of strategy for media business
		32) Gangbuk IT Center business plan	Against	Against	Against	Against	Against	Against	Against	Revision of business plan
10	Oct.25	33) Gangbuk IT Center Business Plan	For	For	For	For	For	For	For
		34) Promotion of “Project UZ”	For	For	For	For	For	For	For
		35) Dissolution of KT Philippine Incorporation(KTPI) as affiliated company	For	For	For	For	For	For	For
		36) Contribution for pool of contents investment fund	For	For	For	For	For	For	For
		37) Financial Statements of 3rd Quarter for 2007 Fiscal Year	For	For	For	For	For	For	For
11	Nov. 13	38) Appointment of President Candidate Nominating Committee	For	For	For	For	For	For	absent
		39) Qualifications criteria of President Candidate	For	For	For	For	For	For	absent
12	Dec. 13	40) 2008 and mid to long-term business plan	For	For	For	For	For	For	For
		41) Increase of labor cost	For	For	For	For	For	For	For
		42) Contribution to Employee Welfare Fund	For	For	For	For	For	For	For
		43) Acquisition of “Corporate N”	For	For	For	For	For	For	For
		44) On-line education for Middle and High School business plan	For	For	For	For	For	For	For
		45) Purchase of building for “Project UZ”	For	For	For	For	For	For	For
		46) Appointment of Chairperson and members of Non-Executive and Independent Candidate Nominating Committee	For	For	For	For	For	For	For

Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration of directors including the president shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of independent and non-executive directors only. The committee has the duty to evaluate the performance of the President, based on the management contract with independent and non-executive directors. The committee also makes recommendation on the limit on remuneration of directors to the shareholders for approval.

The total remuneration limit for directors in 2008, set on January 30, 2008 by the Board of Directors, is KRW 5,000 million, which remains unchanged from 2007. The amount is set on the assumption that all directors receive maximum rate of short-term incentives, long-term incentives, and retirement payment. The actual amount paid to directors in 2007 was KRW 3,210,000 thousand, and details can be found in the Reporting Item Report on Standards and Method of Payment on Remuneration of Directors on page 5.

Agenda No. 6

Approval of Employment Contract for the Management

Pursuant to Article 33 (Election of President) and Article 34 (Execution of Employment Contract with the Candidate for President) of Articles of Incorporation of KT, approval of management contract is requested.

Pursuant to Article 33 of KT’s Articles of Incorporation, President Candidate Nominating Committee shall submit the draft employment contract at the General Meeting of Shareholders for approval.

The employment contract includes mainly the provisions on his or her duty as the President, the goal to be accomplished by the President during his or her tenure, evaluation system on his or her performance, and remuneration and incentive payment.

When the draft employment contract is approved at the General Meeting, of Shareholders, KT shall enter into such management contract with the President.

The draft management contract is as follows.

Employment Contract for the Management

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the President’s authority, responsibilities and other necessary terms and conditions in connection with the election of                      as the President (“President”) of KT Corporation (“Company”).

Article 2. Term of Office of the President

The term of office of the President shall be from the effective date of the election of the President by the General Meeting of Shareholders to the close of the ordinary General Meeting of Shareholders to be held in 2011.

Article 3. Duties and Responsibilities of the President

(1)	The President shall represent the Company and oversee the whole affairs of the Company as a representative director and CEO of the Company.

(2)	The President shall use his best efforts to achieve the management goals specified in Article 5 of this Agreement.

(3)	The President’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the President

(1)	The President shall not disclose to a third party any confidential information of the Company which he obtains during his tenure not only during but also after his term of office.

(2)	In the event the President breaches any of his obligations set forth herein, the President shall be held liable for such breach, and if, due to the said breach, the President has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the President shall compensate the damages suffered by the Company.

Article 5. Management Goals

(1)	The management goals to be achieved by the President during his term of office shall be determined in accordance with the Mid to Long-Term Management Plan approved by the Board of Directors.

(2)	In order to achieve the goals set by the Mid to Long-Term Management Plan, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the President. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2008 shall be the management goals for 2008 approved by the Board of Directors on December 13, 2007.

Article 6. Evaluation

(1)	The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)	If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution with a research and may utilize the results of such research for the evaluation.

(3)	In the event the Board of Directors determines to commission a research to an expert institution, the President shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)	The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the President shall take necessary measures for such report to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the President and standing directors shall not participate in such resolution.

Article 7. Remuneration

(1)	The remuneration of the President shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved by the General Meeting of Shareholders, and the criteria for remuneration of standing directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 8. Base Salary

(1)	The annual base salary shall be determined by the Board of Directors’ resolution. The President and standing directors shall not participate in the said resolution of the Board of Directors.

(2)

 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If a partial month occurs in the month of the President’s taking office or resignation, the remuneration for such partial month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days in service.

(3)	The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the President, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 9. Short-term Incentive Payment

(1)	Short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 6(1). In such case, the standard and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by the Board of Directors’ resolution. The President and standing directors shall not participate in the said resolution of the Board of Directors.

(2)	The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3)	If the President is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 14 (1), no short-term incentive payment for such year shall be made.

(4)	Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the President’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors.

(5)	The short-term incentive payment for a partial year of service during which the President takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 10. Long-term Incentive Payment

(1)

The Company may provide the President with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the President shall be determined by the Board of

Directors’ resolution. In such case, the President and standing directors shall not participate in the said resolution by the Board of Directors.

(2)	If stock option is granted pursuant to the Board of Directors’ resolution, such stock option shall not be included in the remuneration ceiling of the directors, and shall be paid pursuant to relevant laws and regulations.

Article 11. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the President, the amount of incentive shall be newly calculated in conformity with the modified result, and shall be adjusted for the incentive payment payable for the following year. However, if the President resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be effected.

Article 12. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 13. Taxes and Public Imposts

All remuneration payable to the President shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 14. Dismissal, etc. of the President

(1)	The Company may dismiss the President even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the President breaches the obligations set forth under Article 4 (1);

2.	In case the President breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the President is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the President fails to or is unable to carry out his duties due to diseases, etc. for two months and more.

(2)	A proposal to dismiss the President shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors adopted in accordance with Article 38 of the Articles of Incorporation.

(3)	The Board of Directors shall provide the President with an opportunity to state his opinion at the meeting of the Board of Directors convened for a resolution of dismissal, and immediately following adoption of a resolution of dismissal, a written notice shall be provided to the President, stating the purport and the reasons therefor in detail. In the above meeting, the President and standing directors shall not participate in such resolution of the Board of Directors.

Article 15. Ownership of the Rights

The President’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the President shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 16. Interpretation of the Agreement and Supervision of Performance

(1)	In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the President.

(2)	Upon dissolution of the President Candidate Nominating Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The President and standing directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 17. Amendment of the Agreement

(1)	If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the President may request the Board of Directors to amend the Agreement.

(2)	Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the President and standing directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the President shall promptly enter into an amendment agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

February     , 2008

President Candidate Nominating Committee
On behalf of KT Corporation

By:
Name:
Title:	Chairman of the Committee

Representative Director

By:
Name:
Title:	President

Agenda No. 7

Approval of Amendment of the Rules on Severance Payment for Executive Directors

Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of amendment of the rules on Severance Payment for Executive Directors is requested.

Pursuant to Article 31 of Articles of Incorporation of KT, changes in severance payment for directors are subject to resolution of the General Meeting of Shareholders.

The proposed change for severance payment for the President has been drafted following approval by the Evaluation and Compensation Committee, and the Outside Board of Directors. The purpose of this change is to simplify the current payment structure to reflect base salary and years of employment only.

The proposed amendment is as follows:

Amendment of the Rules on Severance Payment for

Executive Directors

Current	Proposed Amendment	Reason
Article 4 (Average Salary) The average salary for calculation of severance payment shall be the total of each of the following paragraphs. (new provisions)

Article 4 (Average Salary) The average salary for calculation of severance payment shall be the total of each of the following items.

However, for the President, the amount in paragraph 1 shall be the average salary.

¡ strengthen predictability of severance payment by excluding incentive payment for the President’s average salary

1. The total of the base salary paid for the three months preceding the date that cause for severance payment occurred, divided by 3.	1. The total of the base salary paid for the three months preceding the date that cause for severance payment occurred, divided by 3.

2. The total of incentive payment for the one year preceding the date that cause for severance payment occurred, divided by 12.	2. The total of short-term incentive payment for the one year preceding the date that cause for severance payment occurred, divided by 12.	¡ clarification of the terms

Article 6 (Calculation of Severance Payment) Severance payment shall be calculated with the following formula.

Average salary × (years of employment + number of days of employment that are less than a full year/365)

Article 6 (Calculation of Severance Payment)  Severance payment shall be calculated with the following formula:

Average salary × (years of employment + number of days of employment that are less than a full year/365)

¡ reflection of the trend in remuneration in Korea and abroad by introducing magnification of severance payment for the President

< Newly established >

‚Notwithstanding the formula in paragraph 1, the severance payment for the President shall be calculated with the following formula:

Average salary×(years of employment + number of days of employment that are less than a full year/365)× 4

< Newly established >	Supplementary Provision

	This rule shall be enforced from the date of the General Shareholders’ resolution for the amendment.	¡ amendment is not applied retroactively

Additional Information

•	The number and classification of voting shares

The date of record to exercise voting rights at the 26th Annual General Meeting of Shareholders is December 31, 2007. As of the date of record, the number of KT’s total shares issued was 275,202,400 shares. The number of common shares entitled to exercise voting rights excluding treasury shares and shares held by an affiliate company was 203,683,569 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Code, all Agenda Items shall be passed by majority vote of the shares present and over one-fourth of the total shares that are entitled to voting right.

•	Limit on Exercising Voting Right Regarding Election of the Members of Audit Committee

Article 409 of the Commercial Code stipulates that a 3% limit be applied when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 6,110,507 shares) are not entitled to any voting rights exceeding the 3% limit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director